Exhibit 8

Mitsubishi UFJ Financial Group, Inc.

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330 Japan

May 8, 2009

Morgan Stanley

1585 Broadway

New York, New York 10036

Letter Agreement

Ladies and Gentlemen:

Reference is made to (i) the Investor Agreement (the “Investor Agreement”), dated as of October 13, 2008, as amended, between Mitsubishi UFJ Financial Group, Inc. (the “Investor”) and Morgan Stanley (the “Company”), (ii) the Registration Rights Agreement (the “Registration Rights Agreement), dated as of October 13, 2008, between the Investor and the Company, (iii) the 10% Series C Non-cumulative Non-voting Perpetual Preferred Stock of the Company (“Series C Preferred”), (iv) the Securities Purchase Agreement (the “Purchase Agreement”), dated as of October 14, 2008, between the Company and the U.S. Department of the Treasury (the “U.S. Treasury”) and (v) the Series C Preferred Stock Repurchase Agreement (the “Repurchase Agreement”) dated as of May 8, 2009, by and among the Company and the Investor being entered into concurrently with this Letter Agreement.

You have informed us that the Company is proposing to issue shares of its common stock, par value $.01 per share (“Common Stock”), in a registered public offering (the “Offering”). In reliance on the Company’s commitments set forth under the Repurchase Agreement, the Investor hereby expresses its willingness to purchase shares of Common Stock in the Offering and, if exercised, the “Green Shoe” associated with the Offering in an amount equal to the lesser of (i) 20% of the aggregate number of shares sold in the Offering (including the Green Shoe, if exercised) and (ii) the number of shares of Common Stock that can be purchased for $600,000,000.00 at the price per share paid by purchasers in the Offering; provided that if after giving effect to the foregoing, (x) the Investor’s Investor Percentage Interest (after giving effect to the Offering) would be reduced below 20%, the number of shares of Common Stock that Investor would purchase in the Offering would be increased in order that the Investor’s Percentage Interest would instead be 20% (after giving effect to the Offering) and (y) if the “Green Shoe” is exercised, the Investor’s Investor Percentage Interest (after giving effect to the exercise of the Green Shoe) would be reduced below 20%, the number of shares of Common Stock that Investor would purchase in connection with the “Green Shoe” would be increased in order that the Investor’s Investor Percentage Interest would instead be 20% (after giving effect to the “Green Shoe”). For purposes of this Letter Agreement, the term “Investor Percentage Interest” has the meaning ascribed to it in the Investor Agreement, except that for purposes of clause (ii)(y) of such definition all shares of Common Stock issuable upon exercise of the warrants granted to the U.S. Treasury pursuant to the Purchase Agreement shall be excluded.

This Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

The Investor has caused this Letter Agreement to be duly executed as of the date first above written. Please confirm your agreement with the foregoing by signing and returning to the undersigned the duplicate copy of this Letter Agreement enclosed herewith.

Very truly yours,

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Kyota Omori
Name:	Kyota Omori
Title:	Deputy President

Accepted and Agreed as of the date first written above:

Morgan Stanley

By:	/s/ Gary G. Lynch
Name:	Gary G. Lynch
Title:	Executive Vice President & Chief Legal Officer